By EDGAR

May 20, 2020

Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance – Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Liberated Syndication Inc.
Form 8-K filed May 4, 2020
File No. 000-55779

Dear Ms. Collins:

Liberated Syndication Inc., a Nevada corporation (the “Company” or “Libsyn”), hereby provides responses to comments issued in a letter dated May 6, 2020 (the “Staff’s Letter”) regarding the Company’s above-referenced Current Report on Form 8-K (the “Form 8-K”).

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 8-K filed May 4, 2020

General

1. You disclose that as a result of an error, your financial statements as of and for the year ended, December 31, 2018 should no longer be relied upon. Please explain to us how you considered the impact of such error on each of the quarterly periods in fiscal 2018 and 2019. To the extent that the error materially impacted any of these periods, revise to also disclose the quarterly periods that should no longer be relied upon, and tell us how you intend to correct the previously issued financial statements for such periods.

RESPONSE: Upon being informed of the error disclosed in the Form 8-K filed on May 4, 2020, the Company’s Audit Committee first assessed the impact that the restatement would have on the financial statements for the full fiscal year and, upon determining that such impact would be material, approved the Form 8-K for filing with disclosure regarding the impact on the financial statements for the full fiscal year. Following the filing of the Form 8-K, the Audit Committee reviewed the impact of the error to the interim financial statements for each of the first three quarters of 2018 and 2019 and determined that the error materially impacted such interim financial statements and will file an amendment to the Form 8-K on Form 8-K/A to include a reference to “the related interim period financial statements and the first three quarters of 2019.” In addition, for the Staff’s information, the Company plans to file related amendments to the quarterly reports on Form 10-Q on Form 10-Q/A as soon as practicable.

2. In your Form 10-K/A, you indicate management has concluded that both your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2018. In light of the restatement to your December 31, 2018 financial statements, please explain to us how you reached these conclusions. In your response tell us the reason for the ineffective controls and procedures during each of the quarters of 2019.

RESPONSE: The Company respectfully informs the Staff that the certifying officers believed the certifications made in the Form 10-K/A filed on May 5, 2020, were made with regard to the status quo as of the time of the original filing. After further review in light of the Staff’s comment and following discussion with counsel, the certifying officers have determined that in view of the error subsequently discovered, as of the end of the reporting period covered by the Form 10-K/A, both its “disclosure controls and procedures” and “internal control over financial reporting” were not effective at the reasonable assurance level. A further amendment to Form 10-K/A will be filed by the Company disclosing such determination.

Regarding the determination of ineffectiveness disclosed in the Quarterly Reports on Form 10-Q for the first three quarters of 2019, and after discussion with the certifying officers (including the Company’s former Chief Financial Officer), we respectfully inform the Staff that such determination was made after the Company reviewed its disclosure controls and procedures following the filing of its 10-K for the year ended December 31, 2018 and reached the conclusion that the growth experienced by the Company in the year then ended was likely to lead to challenges later in 2019 regarding the timely communication of information for accurate reporting in its filings with the Commission. This likelihood was confirmed in the course of preparing the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, and led the certifying officers to include such determination in the relevant filing and in the reports regarding the quarters ended June 30 and September 30, 2019.

Very truly yours,

/s/ Gabriel Mosey

Gabriel Mosey
Interim Chief Financial Officer